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EXHIBIT 12.1

HM PUBLISHING CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in millions)

						Years Ended December 31,
				Period From July 7, 2001 to December 31, 2001	Period From January 1, 2001 to July 6, 2001
	Years ended December 31, 2003		Year Ended December 31, 2002
						2000	1999
Income (loss) from continuing operations before taxes	$(115.9)		$(746.1)	$113.3	$(123.1)	$101.7	$84.8
Fixed Charges:
Interest Expense and amortization of debt issuance cost and debt discount and premium on all indebtedness on all indebtedness	117.1		43.0	26.2	18.5	33.0	30.3
Interest portion of rent expense(a)	11.2		10.0	3.2	4.1	6.9	6.3

Total Fixed Charges	128.3		53.0	29.4	22.6	39.9	36.6

Pre-tax income from continuing operations before fixed charges	12.4		(693.1)	142.7	(100.5)	141.6	121.4

Preferred dividend and associated redemption costs (pre-tax)	—		14.0	1.5	—	—	—

Total fixed charges and preferred dividends and associated redemption costs	$128.3		$67.0	$30.9	$22.6	$39.9	$36.6

Ratio of earnings to combined fixed charges and preferred dividends and associated redemption costs	(a	)	(b )	4.6	(b )	3.6	3.3

Ratio coverage deficiency	$115.9		$760.1		$123.1

(a)
Includes 1/3 of rent expense for each period presented as deemed by management to be the interest component of such rentals.

(b)
Due to the loss from operations for the years ended December 31, 2003 and 2002 and the period from January 1, 2001 to July 6, 2001, there were insufficient earnings of 115.9 million, $760.1 million, and $123.1 million, respectively, to cover fixed charges.

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HM PUBLISHING CORP.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (dollars in millions)